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Exhibit 8.1

LIST OF SIGNIFICANT SUBSIDIARIES OF OAO TATNEFT

Name	Jurisdiction
OAO Nizhnekamskshina	Russian Federation
OAO Bank Zenit(1)	Russian Federation
Tatneft Europe AG	Switzerland

(1)	As of December 31, 2004, we owned 52.70% of Bank Zenit, a Russian commercial bank founded in December 1994 and based in Moscow. We increased our stake from 50% plus one share to 52.70% in 2004, then reduced it to 26.95% in 2005 as a result of the sale by our wholly-owned subsidiary, Tatneft Oil AG, of its 26.75% stake in April 2005 to three companies acting on behalf of certain beneficiaries of Urals Energy. As of May 15, 2006, we owned 39.73% of Bank Zenit, as a result of the acquisition in May 2006 of its newly issued shares.